SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRT REALTY TRUST

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Shares of Beneficial Interest, $3.00 par value

(Title of Class of Securities)

055645303

(CUSIP Number of Class of Securities)

Simeon Brinberg, Esq.

Secretary

BRT Realty Trust

60 Cutter Mill Road

Great Neck, New York 11021

(516) 466-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copies to:

Jeffrey A. Baumel, Esq.

Thomas L. Hanley, Esq.

Sonnenschein Nath & Rosenthal LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,750,000	$1,122.98

(1)

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of a total of 2,500,000 shares at the offer price of $6.30 per share.

(2)	The amount of the filing fee equals $71.30 per million dollars of transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,122.98	Filing Party: BRT Realty Trust
Form or Registration No.: Schedule TO	Date Filed: September 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on September 22, 2010 (“Initial Schedule TO”) by BRT Realty Trust (“BRT” or the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Trust’s offer to purchase for cash up to 2,500,000 Shares of Beneficial Interest, $3.00 Par Value (the “Shares”), from the holders of the Shares, or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $6.30 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 and related Letter of Transmittal, copies of which were filed as exhibits to the Initial Schedule TO.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)  The references in the Initial Schedule TO, Offer to Purchase and Letter of Transmittal, and the exhibits and attachments to each of them, to the expiration of the offer and the Expiration Date as being 5:00 p.m., New York City time on October 20, 2010, are hereby amended to extend the expiration of the offer and the Expiration Date to 5:00 p.m., New York City time, on October 21, 2010.

(2) The section of the Offer to Purchase captioned “7. Conditions to the Offer” is hereby amended to replace the fourth sentence of the final paragraph of this section in its entirety with the following sentence:   “Our failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.”

(3) The section of the Offer to Purchase captioned “13. Material United States Federal Income Tax Consequences” is hereby amended to replace the first sentence of the first paragraph of this section in its entirety with the following sentence:   “The following discussion is a summary of the material United States federal income tax consequences to our shareholders of an exchange of Shares for cash pursuant to the Offer.”

(4) The section of the Offer to Purchase captioned “18. Miscellaneous” is hereby amended to replace the third sentence of the first paragraph of this section in its entirety with the following sentences:  “We are not making the Offer to (nor will we accept any tender of Shares from or on behalf of) holders residing in any state in which the making of the  Offer or acceptance of any tender of Shares is or becomes prohibited by applicable law after we have made such good faith effort.”

Item 11.	ADDITIONAL INFORMATION.

Item 11 of the Initial Schedule TO is hereby amended and supplemented to add at the end thereof the following:

“On October 7, 2010, the Company issued a press release announcing the extension of the Expiration Date of the offer to 5:00 p.m., New York City time, on October 21, 2010.  A copy of the press release is filed as Exhibit (a)(1)(H) to this Schedule TO and is incorporated herein by reference.”

Item 12.	EXHIBITS.

Item 12 of  the Initial Schedule TO is hereby amended to add the following exhibit to the exhibit index:

Exhibit (a)(1)(H) — Press Release dated October 7, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2010

BRT REALTY TRUST

By:	/s/ Mark H. Lundy
	Name:	Mark H. Lundy
	Title:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)**	Offer to Purchase dated September 22, 2010.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Press Release dated September 22, 2010.
(a)(1)(G)**	Summary Advertisement.
(a)(1)(H)*	Press Release dated October 7, 2010.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Filed herewith.
**	Previously filed.